UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

_____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated September 5, 2025.

Item 1

Millicom (Tigo) subsidiary Telefónica Celular del Paraguay S.A.E. announces its intent to partially redeem Senior Notes due 2027

Luxembourg, September 5, 2025 – Millicom’s subsidiary Telefónica Celular del Paraguay S.A.E (“Telecel Paraguay”) today announced its intent to redeem $150,000,000 aggregate principal amount of its 5.875% Senior Unsecured Notes due 2027 (the “Notes”) on September 15, 2025 (the “Redemption Date”). A notice of redemption will be sent to the holders of the Notes in accordance with the requirements of the indenture governing the Notes (the “Indenture”). Pursuant to the terms of the Indenture, the Notes will be redeemed at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts (if any) to, but excluding, the Redemption Date.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security nor a notice of redemption under the Indenture and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

About Telefónica Celular del Paraguay S.A.E.

Telefónica Celular del Paraguay S.A.E. is a wholly-owned subsidiary of Millicom International Cellular S.A. under the brand Tigo, which employs approximately 3,100 people and is the leading provider of communications, information, entertainment and solutions services in Paraguay through the provision of mobile telephony, cable and broadband internet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: September 8, 2025